UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

Final Amendment

La Jolla Pharmaceutical Company
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

503459604
(CUSIP Number)

Kevin Tang

Tang Capital Management, LLC

4747 Executive Drive, Suite 210

San Diego, CA 92121

(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 22, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 503459604

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

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CUSIP NO. 503459604

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person OO

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CUSIP NO. 503459604

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

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Explanatory Note: This Amendment No. 19 relates to and amends the Statement of Beneficial Ownership on Schedule 13D/A (“Schedule 13D/A”) of Tang Capital Partners, LP, a Delaware limited partnership, Tang Capital Management, LLC, a Delaware limited liability company, and Kevin Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the U.S. Securities and Exchange Commission on August 7, 2014, and amended on September 2, 2014, September 30, 2014, December 16, 2014, May 15, 2015, June 24, 2015, August 21, 2015, March 7, 2016, March 6, 2017, March 1, 2018, March 20, 2018, January 14, 2019, January 14, 2020, June 26, 2020, August 18, 2020, September 11, 2020, May 27, 2021, December 2, 2021 and July 12, 2022 (as amended, the “Statement”), with respect to the Common Stock, $0.0001 par value (the “Common Stock”), of La Jolla Pharmaceutical Company, a Delaware corporation (the “Issuer”) to report and reflect that the Reporting Persons ceased to be a beneficial owner of the Issuer’s Common Stock.

Items 4 and 5 of the Statement are hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended to add the following:

Pursuant to the Offer to Purchase, dated July 25, 2022, from Innoviva Acquisition Sub, Inc., a Delaware corporation (“Purchaser and a wholly owned subsidiary of Innoviva, Inc., a Delaware corporation), to purchase all the outstanding shares of Common Stock (the “Tender Offer”). On August 5, 2022, the Reporting Persons tendered all of the shares of Common Stock beneficially owned by them as reported on this Statement and such shares were accepted by the Purchaser on August 22, 2022.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated by replacing the text thereof in its entirety with the following:

(a)	As a result of the consummation of the Tender Offer, the Reporting Persons no longer have any beneficial ownership in the Common Stock.

(b)	As a result of the consummation of the Tender Offer, the Reporting Persons no longer have any voting and disposition powers in the Common Stock.

(c)	The disclosure contained in Item 4 of this Statement is incorporated herein by reference.

(d)	N/A.

(e)	The Reporting Persons ceased to be beneficial owners of 5% or more of the Issuer's Common Stock on August 22, 2022.

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SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

August 24, 2022

Tang Capital Partners, LP

By:	Tang Capital Management, LLC, General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

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